FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWABS, Inc.	0001021913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, June 25, 2004, Series 2004-ECC1	333-109272

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CWABS, INC.

By: ____________________
Name: Ruben Avilez
Title: Vice President

Dated: June 25, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

ABS New Transaction

Computational Materials

$530,000,000
(Approximate)

CWABS, Inc.
Depositor

ASSET-BACKED CERTIFICATES, SERIES 2004-ECC1

Countrywide[SM]
HOME LOANS
Seller and Master Servicer

The attached tables and other sample pool analyses, together with all other information presented herein (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation ("Countrywide Securities") and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a sample pool of Mortgage Loans expected to be included in the Trust along with other Mortgage Loans on the Closing Date. In addition, certain Mortgage Loans contained in this sample pool may be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. This sample pool may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the sample pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the sample pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet *Date Prepared: June 14, 2004*

$530,000,000 (Approximate)
CWABS Asset-Backed Certificates, Series 2004-ECC1

Class [1][2]	Principal Balance [3]	WAL (Years) Call/Mat [4]	Payment Window (Mos) Call/Mat [4]	Expected Ratings (S&P/Moody's) [5]	Last Scheduled Distribution Date	Certificate Type
1-A	341,700,000			*Not Offered*		
2-A-1	56,816,000	1.19 / 1.19	1-24 / 1-24	AAA/Aaa	November 2025	Floating Rate Senior Sequential
2-A-2	33,109,000	2.74 / 2.74	24-60 / 24-60	AAA/Aaa	December 2032	Floating Rate Senior Sequential
2-A-3	12,250,000	6.11 / 7.70	60-77 / 60-182	AAA/Aaa	December 2034	Floating Rate Senior Sequential
M-1	34,450,000	4.62 / 5.12	42-77 / 42-149	AA/Aa2	November 2034	Floating Rate Mezzanine
M-2	10,600,000	4.51 / 4.97	41-77 / 41-133	AA/Aa3	September 2034	Floating Rate Mezzanine
M-3	17,225,000	4.46 / 4.87	39-77 / 39-127	A+/A2	September 2034	Floating Rate Mezzanine
M-4	7,420,000	4.43 / 4.78	38-77 / 38-113	A/A3	July 2034	Floating Rate Mezzanine
M-5	5,830,000	4.41 / 4.69	38-77 / 38-104	A-/Baa1	June 2034	Floating Rate Mezzanine
M-6	5,300,000	4.41 / 4.61	38-77 / 38-96	BBB/Baa2	April 2034	Floating Rate Mezzanine
B	5,300,000	4.38 / 4.45	37-77 / 37-87	BBB-/Baa3	January 2034	Floating Rate Subordinate
Total:	**530,000,000**					

(1) *The Class 1-A Certificates (the "**Class 1-A Certificates**," which are not offered herein) are backed primarily by the cashflows from the Group 1 Mortgage Loans, and the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates (together the "**Class 2-A Certificates**") are backed primarily by the cashflows from the Group 2 Mortgage Loans. Together, the Class 1-A Certificates and Class 2-A Certificates are referred to herein as the "**Senior Certificates.**" Under certain conditions referred to under "Priority of Distributions," cashflows from one loan group may be used to make certain payments to the Senior Certificate(s) related to the other loan group. The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates (collectively, the "**Subordinate Certificates**") are backed by the cashflows from all of the Mortgage Loans.*

(2) *The margins on the Senior Certificates and the Subordinate Certificates will be equal to 2.0x and 1.5x of their related original margins, respectively, after the Clean-up Call date.*

(3) *The principal balance of each Class of Certificates is subject to a 10% variance.*

(4) *See "Pricing Prepayment Speed" below.*

(5) *Rating Agency Contacts: Standard & Poor's, Venkat Veerubhotla, 212-438-6612; Moody's, Wioletta Frankowicz, 212-553-1019.*

Trust: Asset-Backed Certificates, Series 2004-ECC1.

Depositor: CWABS, Inc.

Seller: Countrywide Home Loans, Inc (***"Countrywide"***).

Originator: Encore Credit Corportion.

Master Servicer: Countrywide Home Loans Servicing LP.

Underwriters: Countrywide Securities Corporation.

Trustee/Custodian: The Bank of New York, a New York banking corporation.

Offered Certificates: The Senior Certificates (other than the Class 1-A Certificates) and the Subordinate Certificates are together referred to herein as the "***Offered Certificates.***"

Non-Offered Certificates: The "***Non-Offered Certificates***" consist of the Class C, Class P and Class A-R Certificates. The Offered Certificates and Non-Offered Certificates are together referred to herein as the "***Certificates.***"

Federal Tax Status: It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration:	The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System.
Statistical Pool Calculation Date:	June 1, 2004.
Cut-off Date:	As to any Mortgage Loan, the later of June 1, 2004 and the origination date of such Mortgage Loan.
Expected Pricing Date:	June [16], 2004.
Expected Closing Date:	June 25, 2004.
Expected Settlement Date:	June 25, 2004.
Distribution Date:	The 25th day of each month (or, if not a business day, the next succeeding business day), commencing in July 2004.
Accrued Interest:	The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat).
Interest Accrual Period:	With respect to the Certificates, for each Distribution Date it will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (calculated on an actual/360 day basis).
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible.
SMMEA Eligibility:	The Senior Certificates, Class M-1 and Class M-2 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates will not be SMMEA eligible.
Optional Termination:	The terms of the transaction allow for a clean-up call ("***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Pricing Prepayment Speed:	The Offered Certificates were priced based on the following collateral prepayment assumptions:

Fixed Rate Mortgage Loans
100% PPC, which assumes 22% HEP (i.e., prepayments start at 2.2% CPR in month one, and increase by 2.2% CPR each month to 22% CPR in month 10, and remain at 22% CPR thereafter).

Adjustable Rate Mortgage Loans
100% PPC, which assumes 4% CPR in month 1, an additional 1/11th of 26% CPR for each month thereafter, building to 30% CPR in month 12 and remaining constant at 30% CPR until month 23, increasing to and remaining constant at 70% CPR from month 24 through month 27 and decreasing to and remaining constant at 35% CPR from month 28 and thereafter; provided, however, the prepayment rate will not exceed 85% CPR per annum in any period for any percentage of PPC.

Mortgage Loans: The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans with scheduled balances as of the Statistical Pool Calculation Date (the "***Statistical Pool***"). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the "**Mortgage Pool**"). The characteristics of the Mortgage Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Statistical Pool Mortgage Loans was approximately $348,220,079 of which: (i) approximately $192,786,536 were adjustable rate mortgage loans and approximately $76,230,256 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 1 Mortgage Loans***") and (ii) approximately $61,362,383 were adjustable rate mortgage loans and approximately $17,840,904 were fixed rate mortgage loans made to credit blemished borrowers (the "***Group 2 Mortgage Loans***" and, together with the Group 1 Mortgage Loans, the "***Mortgage Loans***").

Pass-Through Rate: For each class of Offered Certificates it is the lesser of (a) one-month LIBOR plus the related margin for such Class, and (b) the Net Rate Cap.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for each Mortgage Loan is equal to the gross mortgage rate of the Mortgage Loan less the sum of (a) the servicing fee rate, and (b) the trustee fee rate (such sum, the "***Expense Fee Rate***").

Net Rate Cap: The "***Net Rate Cap***" is generally equal to the following (subject to certain exceptions described in the Prospectus Supplement):

Class	
1-A	The weighted average Adjusted Net Mortgage Rate of the Group 1 Mortgage Loans, (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
2-A	The weighted average Adjusted Net Mortgage Rate of the Group 2 Mortgage Loans (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).
M-1, M-2, M-3, M-4, M-5, M-6, B	The weighted average of the Net Rate Caps of the Senior Certificates, in each case, weighted on the basis of the excess of the principal balance of the related Mortgage Loans over the aggregate principal balance of the related Senior Certificates (adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis).

Net Rate Carryover: For any Class of Senior and Subordinate Certificates, and any Distribution Date, the "***Net Rate Carryover***" will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued without regard to the applicable Net Rate Cap over (ii) the amount of interest accrued based on the applicable Net Rate Cap, and (b) the aggregate of any unpaid Net Rate Carryover from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the applicable Net Rate Cap). Net Rate Carryover will be paid to the extent available from proceeds received on the Corridor Contracts and Excess Cashflow remaining from the applicable loan group(s), as described under the heading "Certificates Priority of Distributions" below.

Corridor Contracts:

The Trust will include three one-month LIBOR cap contracts for the benefit of the Class 1-A, Class 2-A and Subordinate Certificates (the ***"Class 1-A Corridor Contract," "Class 2-A Corridor Contract"*** and ***"Subordinate Corridor Contract,"*** respectively, and, collectively, the "***Corridor Contracts***"). On the Closing Date, the notional amount of the Class 1-A Corridor Contract, Class 2-A Corridor Contract and Subordinate Corridor Contract, respectively, will equal approximately $341,700,000, $102,175,000 and $86,125,000, respectively, and will amortize down pursuant to an amortization schedule (as set forth in an appendix hereto). With respect to each Distribution Date, payments received on (a) the Class 1-A Corridor Contract will be available to pay the holders of the Class 1-A Certificates, (b) the Class 2-A Corridor Contract will be available to pay the holders of the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover, and (c) the Subordinate Corridor Contract will be available to pay the holders of the Subordinate Certificates, pro rata, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover. Any amounts received on the Corridor Contracts on a Distribution Date that are not used to pay the Net Rate Carryover on the related Certificates will be distributed to the holder of the Class C Certificates and will not be available for payments of Net Rate Carryover on the related Certificates thereafter.

Credit Enhancement:

The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:

Class	S&P/ Moodys	Pre-Stepdown Subordination (after initial O/C target is reached) (1)	Target Subordination at Stepdown (1)
1-A	AAA/Aaa	18.55%	37.10%
2-A-1	AAA/Aaa	18.55%	37.10%
2-A-2	AAA/Aaa	18.55%	37.10%
2-A-3	AAA/Aaa	18.55%	37.10%
M-1	AA/Aa2	12.05%	24.10%
M-2	AA/Aa3	10.05%	20.10%
M-3	A+/A2	6.80%	13.60%
M-4	A/A3	5.40%	10.80%
M-5	A-/Baa1	4.30%	8.60%
M-6	BBB/Baa2	3.30%	6.60%
B	BBB-/Baa3	2.30%	4.60%

(1) Does not include any credit for Excess Interest. Initial O/C at closing is zero and builds to 2.30% prior to the Stepdown Date, commencing in January 2005.

1. Subordination. The Subordinate Certificates will be subordinate to, and provide credit support for, the Senior Certificates. Among the Subordinate Certificates, Certificates with a higher Class designation will be subordinate to, and provide credit support for, those Certificates with a lower designation. The Class B Certificates have the lowest designation.

2. Overcollateralization. Any realized Losses on the Mortgage Loans will be applied first to Excess Cashflow and then to Overcollateralization, if any. In the event that the Overcollateralization is reduced, Excess Cashflow will be directed to pay principal on the Offered Certificates, resulting in the limited acceleration of the Offered Certificates relative to the amortization of the Mortgage Loans, until the Overcollateralization reaches or is restored to the Overcollateralization Target. Upon this event, the acceleration feature will generally cease. On the Closing Date, the overcollateralization will be approximately zero.

3. Excess Cashflow. *"**Excess Cashflow**"* for any Distribution Date will be equal to the available funds remaining after distributions pursuant to clauses 1 and 2 as described under "Certificates Priority of Distributions."

Overcollateralization Target: Prior to the Distribution Date in January 2005, the Overcollateralization Target will be 0%. Beginning in January 2005 and each Distribution Date thereafter to the Stepdown Date or if a Trigger Event (as described below) is in effect, the required target overcollateralization will be 2.30% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the ***"Overcollateralization Target Amount"***).

On or after the Stepdown Date, 4.60% of the aggregate principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the principal balance of the Mortgage Loans as of the Cut-off Date; provided, however, that if a Trigger Event is in effect on the related Distribution Date, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount on the immediately preceding Distribution Date.

Delinquency Trigger: With respect to the Certificates, a ***"Delinquency Trigger"*** will occur if the product of (a) 2.40 and (b) the three month rolling average 60+ day delinquency percentage (including bankruptcy, foreclosure, and REO) for the outstanding Mortgage Loans equals or exceeds the current Required Percentage. As used above, the ***"Required Percentage"*** with respect to any Distribution Date is the percentage equivalent of a fraction, the numerator of which is equal to: (a) the excess of (i) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date, over (ii) the aggregate certificate principal balance of the most senior class or classes of Certificates as of the preceding master servicer advance date, and the denominator of which is equal to (b) the aggregate current principal balance of the Mortgage Loans for the preceding Distribution Date.

Cumulative Loss Trigger: With respect to the Certificates, a ***"Cumulative Loss Trigger"*** will occur if the aggregate amount of Realized Losses on the Mortgage Loans exceeds the applicable percentage of the aggregate Cut-off Date Principal Balance of the Mortgage Loans, as set forth below:

Period *(month)*	**Percentage**
July 2007 – June 2008	3.00% with respect to July 2007, plus an additional 1/12th of 1.75% for each month thereafter until June 2008
July 2008 – June 2009	4.75% with respect to July 2008, plus an additional 1/12th of 1.25% for each month thereafter until June 2009
July 2009 – June 2010	6.00% with respect to July 2009, plus an additional 1/12th of 0.75% for each month thereafter until June 2010
July 2010 and thereafter	6.75%

Trigger Event: A ***"Trigger Event"*** will be in effect on a Distribution Date if either (or both) a Delinquency Trigger or a Cumulative Loss Trigger is in effect on such Distribution Date.

Stepdown Date: The earlier to occur of:

(i) the Distribution Date on which the aggregate principal balance of the Senior Certificates is reduced to zero; and

(ii) the later to occur of:

a. the Distribution Date in July 2007.

b. the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 62.90% of the aggregate principal balance of the Mortgage Loans for such Distribution Date.

Allocation of Losses: Any realized losses on the Mortgage Loans not covered by Excess Interest or O/C will be allocated to each class of Subordinate Certificates in reverse order of their payment priority (first to the Class B Certificates, then to the Class M-6 Certificates, then to the Class M-5 Certificates, then to the Class M-4 Certificates, then to the Class M-3 Certificates, then to the Class M-2 Certificates and last to the

Class M-1 Certificates), in each case, until the respective class principal balance of each such class of Subordinate Certificates has been reduced to zero.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) Interest funds sequentially, as follows: (a) first, from interest funds related to the Group 1 and Group 2 Mortgage Loans, respectively, current and unpaid interest concurrently to (i) the Class 1-A Certificates and (ii) the Class 2-A-1, Class 2-A-2 and Class 2-A-3 Certificates, respectively (pro rata, based on their respective interest distribution amounts), and (b) second, from interest funds related to all of the Mortgage Loans, current interest sequentially to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates;
2) Principal funds, to the Senior Certificates and Subordinate Certificates, each as described under "Principal Paydown" and "Class 2-A Principal Distributions" below;
3) Beginning on the payment date in January 2005, any Excess Cashflow as principal to the Certificates to build O/C as described under "Overcollateralization Target" and "Principal Paydown," respectively;
4) Any remaining Excess Cashflow to pay previously unpaid interest and unreimbursed realized loss amounts, in that order, sequentially to the Subordinate Certificates;
5) Any remaining Excess Cashflow to pay Net Rate Carryover remaining unpaid after application of amounts received under the Corridor Contracts (as described below); and
6) To the Class C Certificates, any remaining amount.

Excess Cashflow available to cover Net Rate Carryover (after application of amounts received under the Corridor Contracts) will generally be distributed to the Offered Certificates on a pro rata basis, first based on certificate principal balances thereof and second based on any remaining unpaid Net Rate Carryover.

As described in the prospectus supplement, under certain circumstances principal or interest from an unrelated Loan Group may be used to pay the Senior Certificates related to another Loan Group.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect on any Distribution Date, 100% of the available principal funds from each Loan Group will be paid to the related Senior Certificates, provided, however, that if the Senior Certificates have been retired, such amounts will be applied sequentially in the following order of priority: from all principal collections, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class B Certificates. If, prior to the Stepdown Date or in a period when a Trigger Event is in effect, one or more Classes of Senior Certificates are retired prior to the other Senior Certificates, 100% of the principal collections on the related Mortgage Loans will be paid to the remaining Senior Certificates until they are retired (as described in the Prospectus Supplement).

On any Distribution Date on or after the Stepdown Date, and if a Trigger Event is not in effect on such Distribution Date, all the Senior Certificates and the Subordinate Certificates will be entitled to receive payments of principal in the following order of priority: (i) first, concurrently, to the to the Senior Certificates, as follows: (a) from principal funds related to the Group 1 Mortgage Loans to the Class 1-A Certificates and (b) from principal funds related to the Group 2 Mortgage Loans to the Class 2-A Certificates (as described under "Class 2-A Principal Distributions" below), such that the aggregate principal balance of the Senior Certificates will have 37.10% Subordination, (ii) second, to the Class M-1 Certificates such that the Class M-1 Certificates will have 24.10% Subordination, (iii) third, to the Class M-2 Certificates such that the Class M-2 Certificates will have 20.10% Subordination, (iv) fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have 13.60% Subordination, (v) fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have 10.80% Subordination, (vi) sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have 8.60% Subordination, (vii) seventh, to the Class M-6 Certificates such that the Class M-6

Certificates will have 6.60% Subordination and (viii) eighth, to the Class B Certificates such that the Class B Certificates will have 4.60% Subordination; each subject to the O/C Floor.

Provided, however, that if the Certificate principal balances of the Subordinate Certificates are reduced to zero, principal will be paid from each Loan Group to the Senior Certificates as more fully described in the Prospectus Supplement.

Class 2-A Principal Distributions:

Principal distributed on the Class 2-A Certificates will be applied pursuant to clause (2) under "Certificates Priority of Distributions" and Clause (i)(b) in the second paragraph under "Principal Paydown" in the following order of priority:

1. To the Class 2-A-1 Certificates until reduced to zero,
2. To the Class 2-A-2 Certificates until reduced to zero; and
3. To the Class 2-A-3 Certificates until reduced to zero.

[Discount Margin Tables, Available Funds Schedule and Collateral Tables to Follow]

Discount Margin Tables (%) (1)

Class 2-A-1 (To Call)

Margin	0.13%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	12.57	1.36	1.19	1.06	0.92
MDUR (yr)	11.47	1.35	1.19	1.06	0.92
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May25	Sep06	Jun06	Apr06	Jan06

Class 2-A-1 (To Maturity)

Margin	0.13%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	13	13	13	13	13
WAL (yr)	12.57	1.36	1.19	1.06	0.92
MDUR (yr)	11.47	1.35	1.19	1.06	0.92
First Prin Pay	Jul04	Jul04	Jul04	Jul04	Jul04
Last Prin Pay	May25	Sep06	Jun06	Apr06	Jan06

Class 2-A-2 (To Call)

Margin	0.28%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	24.49	3.71	2.74	2.17	1.95
MDUR (yr)	20.71	3.62	2.70	2.15	1.94
First Prin Pay	May25	Sep06	Jun06	Apr06	Jan06
Last Prin Pay	Jun32	Nov10	Jun09	Feb07	Sep06

Class 2-A-2 (To Maturity)

Margin	0.28%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	28	28	28	28	28
WAL (yr)	24.49	3.71	2.74	2.17	1.95
MDUR (yr)	20.71	3.62	2.70	2.15	1.94
First Prin Pay	May25	Sep06	Jun06	Apr06	Jan06
Last Prin Pay	Jun32	Nov10	Jun09	Feb07	Sep06

(1) See definition of Pricing Prepayment Speed above.

Class 2-A-3 (To Call)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	50	50	50	50	50
WAL (yr)	28.62	7.84	6.11	4.12	2.56
MDUR (yr)	22.84	7.39	5.84	3.99	2.52
First Prin Pay	Jun32	Nov10	Jun09	Feb07	Sep06
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	May07

Class 2-A-3 (To Maturity)

Margin	0.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	51	59	60	61	50
WAL (yr)	29.04	9.77	7.70	5.41	2.56
MDUR (yr)	23.10	9.01	7.22	5.15	2.52
First Prin Pay	Jun32	Nov10	Jun09	Feb07	Sep06
Last Prin Pay	Jun34	Mar23	Aug19	Jan17	May07

Class M-1 (To Call)

Margin	0.60%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	60	60	60	60
WAL (yr)	26.27	5.44	4.62	4.59	4.04
MDUR (yr)	21.05	5.19	4.45	4.43	3.92
First Prin Pay	May26	Aug07	Dec07	May08	Jun07
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-1 (To Maturity)

Margin	0.60%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	60	63	63	62	70
WAL (yr)	26.40	6.04	5.12	5.00	6.05
MDUR (yr)	21.13	5.69	4.88	4.80	5.75
First Prin Pay	May26	Aug07	Dec07	May08	Jun07
Last Prin Pay	May34	Dec19	Nov16	Sep14	Aug14

Class M-2 (To Call)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	70	70	70	70
WAL (yr)	26.27	5.42	4.51	4.17	4.08
MDUR (yr)	20.79	5.15	4.33	4.03	3.95
First Prin Pay	May26	Aug07	Nov07	Feb08	Jun08
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-2 (To Maturity)

Margin	0.70%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	70	73	73	73	73
WAL (yr)	26.39	5.97	4.97	4.55	4.50
MDUR (yr)	20.86	5.61	4.73	4.36	4.34
First Prin Pay	May26	Aug07	Nov07	Feb08	Jun08
Last Prin Pay	Mar34	May18	Jul15	Jul13	Jul11

Class M-3 (To Call)

Margin	1.30%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	130	130	130	130
WAL (yr)	26.27	5.42	4.46	4.02	3.86
MDUR (yr)	19.28	5.05	4.21	3.83	3.69
First Prin Pay	May26	Jul07	Sep07	Nov07	Jan08
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-3 (To Maturity)

Margin	1.30%				
Percent of Pricing Prepayment Speed	**0%**	**80%**	**100%**	**120%**	**150%**
DM @ 100-00	130	135	135	135	134
WAL (yr)	26.39	5.92	4.87	4.36	4.13
MDUR (yr)	19.34	5.44	4.56	4.12	3.93
First Prin Pay	May26	Jul07	Sep07	Nov07	Jan08
Last Prin Pay	Mar34	Sep17	Jan15	Jan13	Mar11

Class M-4 (To Call)

Margin	1.55%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	155	155	155	155	155
WAL (yr)	26.27	5.41	4.43	3.91	3.65
MDUR (yr)	18.70	4.99	4.16	3.71	3.48
First Prin Pay	May26	Jul07	Aug07	Oct07	Nov07
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-4 (To Maturity)

Margin	1.55%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	155	160	160	160	159
WAL (yr)	26.38	5.83	4.78	4.20	3.88
MDUR (yr)	18.75	5.32	4.45	3.95	3.68
First Prin Pay	May26	Jul07	Aug07	Oct07	Nov07
Last Prin Pay	Jan34	Apr16	Nov13	Jan12	Jun10

Class M-5 (To Call)

Margin	2.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	210	210	210	210
WAL (yr)	26.27	5.41	4.41	3.87	3.56
MDUR (yr)	17.50	4.90	4.07	3.62	3.36
First Prin Pay	May26	Jul07	Aug07	Sep07	Oct07
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-5 (To Maturity)

Margin	2.10%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	210	215	215	215	215
WAL (yr)	26.37	5.75	4.69	4.10	3.74
MDUR (yr)	17.54	5.16	4.30	3.81	3.51
First Prin Pay	May26	Jul07	Aug07	Sep07	Oct07
Last Prin Pay	Dec33	Jun15	Feb13	Jun11	Dec09

Class M-6 (To Call)

Margin	2.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	250	250	250	250	250
WAL (yr)	26.27	5.41	4.41	3.84	3.50
MDUR (yr)	16.70	4.83	4.03	3.56	3.27
First Prin Pay	May26	Jul07	Aug07	Aug07	Sep07
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class M-6 (To Maturity)

Margin	2.50%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 100-00	250	254	255	254	254
WAL (yr)	26.34	5.65	4.61	4.00	3.63
MDUR (yr)	16.73	5.01	4.19	3.69	3.38
First Prin Pay	May26	Jul07	Aug07	Aug07	Sep07
Last Prin Pay	Oct33	Aug14	Jun12	Dec10	Jul09

Class B (To Call)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 93.25000	344	446	475	498	516
WAL (yr)	26.27	5.40	4.38	3.80	3.45
MDUR (yr)	15.33	4.65	3.87	3.42	3.15
First Prin Pay	May26	Jul07	Jul07	Aug07	Aug07
Last Prin Pay	Mar33	Sep12	Nov10	Aug09	Jul08

Class B (To Maturity)

Margin	3.00%				
Percent of Pricing Prepayment Speed	0%	80%	100%	120%	150%
DM @ 93.25000	344	446	475	498	515
WAL (yr)	26.29	5.47	4.45	3.85	3.49
MDUR (yr)	15.34	4.69	3.92	3.46	3.18
First Prin Pay	May26	Jul07	Jul07	Aug07	Aug07
Last Prin Pay	Jul33	Sep13	Sep11	Apr10	Jan09

[Available Funds Schedule and Collateral Tables to Follow]

Class 2-A Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	102,175,000	6.03098	8.25000	46	19,265,769	8.70624	9.00503
2	101,712,611	5.82827	8.25000	47	18,680,733	8.98801	8.98801
3	101,005,045	5.82817	8.25000	48	18,114,250	8.68151	9.01499
4	100,050,490	6.03067	8.25000	49	17,565,731	9.10818	10.05656
5	98,848,510	5.82795	8.25000	50	17,034,667	8.78910	10.10122
6	97,400,098	6.03043	8.25000	51	16,520,381	8.77185	10.10741
7	95,707,725	5.82772	8.25000	52	16,022,322	9.05470	10.07574
8	93,775,375	5.82759	8.25000	53	15,539,961	8.73720	10.11984
9	91,608,569	6.47861	8.25000	54	15,072,782	9.02552	10.08844
10	89,214,373	5.82731	8.25000	55	14,620,301	8.80653	10.21672
11	86,602,976	6.02974	8.25000	56	14,182,042	8.78845	10.22252
12	83,839,761	5.82696	8.25000	57	13,757,526	9.73678	10.11885
13	80,937,094	6.02925	8.25000	58	13,346,304	8.75214	10.23413
14	78,116,583	5.82641	8.25000	59	12,947,946	9.03339	10.20628
15	75,375,881	5.82614	8.25000	60	12,562,031	8.71672	10.24254
16	72,712,708	6.02839	8.25000	61	12,188,161	9.06864	10.78696
17	70,124,850	5.82558	8.25000	62	11,825,061	8.74955	10.82343
18	67,610,156	6.02781	8.25000	63	11,473,264	8.73102	10.82882
19	65,166,538	5.82501	8.25000	64	11,132,404	9.01121	10.80370
20	62,791,968	5.82473	8.25000	65	10,802,127	8.69388	10.83965
21	60,484,475	6.47528	8.25000	66	10,482,091	8.97357	10.81570
22	58,242,146	5.82416	8.25000	67	10,171,966	8.70809	10.90195
23	56,063,123	6.02634	8.25000	68	9,871,433	8.68912	10.90707
24	53,891,475	5.83032	8.25000	69	9,580,183	9.62586	10.82243
25	48,179,137	7.67779	9.24852	70	9,297,916	8.65112	10.91732
26	42,992,196	7.38579	9.24859	71	9,024,345	8.92816	10.89486
27	38,274,305	7.34824	9.24863	72	8,759,190	8.61363	10.92816
28	34,013,903	7.56081	9.24862	73	8,502,181	8.92979	10.94647
29	32,324,678	7.30149	9.24867	74	8,253,058	8.61435	10.97728
30	30,690,579	7.55101	9.24749	75	8,011,568	8.59502	10.98216
31	29,109,791	8.40958	8.98018	76	7,777,467	8.86987	10.96161
32	27,587,541	8.39689	8.98141	77	7,550,520	8.55634	10.99193
33	26,114,577	9.30923	9.30923				
34	24,689,251	8.37133	8.98389				
35	23,309,975	8.64540	8.97631				
36	21,975,213	8.35425	8.98151				
37	20,683,566	8.91920	8.91920				
38	20,683,566	8.60889	8.87937				
39	20,683,566	8.59429	8.88603				
40	20,683,566	8.87395	8.87395				
41	20,683,566	8.56491	8.89942				
42	20,683,566	8.85196	8.85623				
43	20,683,566	8.75456	8.98569				
44	20,494,048	8.73851	8.99211				
45	19,869,989	9.34119	9.34119				

Subordinate Corridor Contract Agreement Schedule and Strike Rates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	86,125,000	6.33082	8.30937	46	51,032,605	8.49548	8.92433
2	86,125,000	6.11840	8.30742	47	49,518,472	8.76956	8.88748
3	86,125,000	6.11822	8.30735	48	48,051,328	8.46392	8.93700
4	86,125,000	6.33029	8.30919	49	46,629,671	8.86298	9.97406
5	86,125,000	6.11778	8.30717	50	45,252,215	8.55185	10.02248
6	86,125,000	6.32975	8.30893	51	43,917,330	8.53467	10.02976
7	86,125,000	6.11719	8.30688	52	42,623,644	8.80973	9.99662
8	86,125,000	6.11665	8.30651	53	41,369,834	8.50027	10.04435
9	86,125,000	6.79815	8.31212	54	40,154,618	8.77484	10.01020
10	86,125,000	6.11544	8.30568	55	38,976,766	8.55413	10.13633
11	86,125,000	6.32695	8.30708	56	37,835,097	8.53633	10.14317
12	86,125,000	6.11395	8.30475	57	36,728,426	9.45801	10.03216
13	86,125,000	6.32501	8.30604	58	35,655,635	8.50071	10.15687
14	86,125,000	6.11188	8.30371	59	34,615,641	8.77399	10.12752
15	86,125,000	6.11084	8.30318	60	33,607,398	8.46528	10.16985
16	86,125,000	6.32180	8.30442	61	32,629,896	8.80162	10.70519
17	86,125,000	6.10877	8.30215	62	31,681,078	8.49148	10.74530
18	86,125,000	6.31971	8.30341	63	30,761,111	8.47334	10.75172
19	86,125,000	6.10684	8.30126	64	29,869,081	8.74538	10.72508
20	86,125,000	6.10589	8.30083	65	29,004,100	8.43708	10.76456
21	86,125,000	6.78583	8.30582	66	28,165,312	8.70809	10.73851
22	86,125,000	6.10398	8.29998	67	27,351,888	8.44602	10.82256
23	86,125,000	6.31478	8.30119	68	26,563,027	8.42763	10.82868
24	86,125,000	6.10293	8.29807	69	25,797,953	9.33703	10.73675
25	86,125,000	7.80036	9.27064	70	25,055,916	8.39090	10.84093
26	86,125,000	7.49754	9.26843	71	24,336,191	8.65999	10.81695
27	86,125,000	7.45338	9.26697	72	23,638,076	8.35437	10.85328
28	86,125,000	7.66342	9.26621	73	22,960,893	8.65796	10.86539
29	86,125,000	7.39964	9.26536	74	22,303,984	8.35211	10.89980
30	86,125,000	7.64666	9.26453	75	21,666,715	8.33363	10.90567
31	86,125,000	8.29317	8.92689	76	21,048,470	8.60070	10.88360
32	86,125,000	8.28001	8.92861	77	20,448,656	8.29678	10.91741
33	86,125,000	9.17933	9.17933				
34	86,125,000	8.25358	8.93206				
35	86,125,000	8.52333	8.92328				
36	86,125,000	8.22968	8.93333				
37	86,125,000	8.74132	8.87121				
38	80,690,932	8.43604	8.92251				
39	75,427,548	8.42076	8.92934				
40	70,329,281	8.69394	8.89237				
41	65,390,752	8.39004	8.94298				
42	60,606,762	8.66461	8.90422				
43	55,972,368	8.54580	8.90169				
44	54,208,167	8.52908	8.91008				
45	52,595,295	9.11661	9.11661				

Class 2-A Available Funds Rate Schedule (1)

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
1	6.281	8.500
2	6.078	8.500
3	6.078	8.500
4	6.281	8.500
5	6.078	8.500
6	6.280	8.500
7	6.078	8.500
8	6.078	8.500
9	6.729	8.500
10	6.077	8.500
11	6.280	8.500
12	6.077	8.500
13	6.279	8.500
14	6.076	8.500
15	6.076	8.500
16	6.278	8.500
17	6.076	8.500
18	6.278	8.500
19	6.075	8.500
20	6.075	8.500
21	6.725	8.500
22	6.074	8.500
23	6.276	8.500
24	6.074	8.500
25	7.023	9.500
26	6.779	9.500
27	6.761	9.500
28	6.966	9.500
29	6.738	9.500
30	6.959	9.500
31	6.731	9.500
32	6.727	9.500
33	7.444	9.855
34	6.720	9.500
35	6.940	9.500
36	6.720	9.500
37	6.980	10.592
38	6.750	10.500
39	6.746	10.500
40	6.967	10.526
41	6.738	10.500
42	6.960	10.500
43	6.732	10.500
44	6.728	10.500
45	7.187	10.929

Period	Available Funds Rate (%)	Available Funds Rate (%)
	(2)	(3)
46	6.719	10.500
47	6.939	10.518
48	6.711	10.500
49	6.930	11.500
50	6.703	11.500
51	6.698	11.500
52	6.917	11.500
53	6.690	11.500
54	6.908	11.500
55	6.681	11.500
56	6.677	11.500
57	7.387	11.500
58	6.668	11.500
59	6.886	11.500
60	6.659	11.500
61	6.877	12.000
62	6.651	12.000
63	6.647	12.000
64	6.864	12.000
65	6.638	12.000
66	6.855	12.000
67	6.629	12.000
68	6.625	12.000
69	7.330	12.000
70	6.616	12.000
71	6.832	12.000
72	6.608	12.000
73	6.823	12.000
74	6.599	12.000
75	6.594	12.000
76	6.810	12.000
77	6.586	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.170%, 6-Month LIBOR stays at 1.710%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Subordinate Available Funds Rate Schedule (1)

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
1	6.521	8.500
2	6.311	8.500
3	6.311	8.500
4	6.521	8.500
5	6.311	8.500
6	6.521	8.500
7	6.310	8.500
8	6.310	8.500
9	6.986	8.500
10	6.310	8.500
11	6.520	8.500
12	6.309	8.500
13	6.519	8.500
14	6.308	8.500
15	6.308	8.500
16	6.517	8.500
17	6.307	8.500
18	6.516	8.500
19	6.306	8.500
20	6.305	8.500
21	6.980	8.500
22	6.304	8.500
23	6.514	8.500
24	6.303	8.500
25	7.040	9.500
26	6.795	9.500
27	6.777	9.500
28	6.984	9.500
29	6.755	9.500
30	6.977	9.500
31	6.748	9.500
32	6.745	9.500
33	7.464	9.783
34	6.738	9.500
35	6.959	9.500
36	6.734	9.500
37	6.984	10.500
38	6.755	10.500
39	6.751	10.500
40	6.973	10.500
41	6.744	10.500
42	6.965	10.500
43	6.737	10.500
44	6.733	10.500
45	7.193	10.791

Period	Available Funds Rate (%) (2)	Available Funds Rate (%) (3)
46	6.725	10.500
47	6.946	10.500
48	6.718	10.500
49	6.938	11.500
50	6.710	11.500
51	6.706	11.500
52	6.926	11.500
53	6.698	11.500
54	6.918	11.500
55	6.691	11.500
56	6.687	11.500
57	7.399	11.500
58	6.679	11.500
59	6.897	11.500
60	6.671	11.500
61	6.889	12.000
62	6.663	12.000
63	6.659	12.000
64	6.877	12.000
65	6.651	12.000
66	6.869	12.000
67	6.644	12.000
68	6.640	12.000
69	7.347	12.000
70	6.632	12.000
71	6.849	12.000
72	6.624	12.000
73	6.841	12.000
74	6.617	12.000
75	6.613	12.000
76	6.829	12.000
77	6.605	12.000

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.170%, 6-Month LIBOR stays at 1.710%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Corridor Contract.

(3) Assumes that 1-Month and 6-Month LIBOR instantaneously increase by 2000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds (if any) from the Corridor Contract.

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

Summary of Loans in Statistical Calculation Pool			Range
Total Number of Loans		1,672	
Total Outstanding Balance		$348,220,079	
Average Loan Balance		$208,266	$45,500 to $750,000
WA Mortgage Rate		7.031%	3.740% to 12.640%
Net WAC		6.522%	3.231% to 12.131%
ARM Characteristics			
WA Gross Margin		6.218%	4.880% to 7.400%
WA Months to First Roll		24	22 to 36
WA First Periodic Cap		2.324%	1.500% to 3.000%
WA Subsequent Periodic Cap		2.170%	1.500% to 3.000%
WA Lifetime Cap		14.104%	10.740% to 19.640%
WA Lifetime Floor		7.104%	3.740% to 12.640%
WA Original Term (months)		356	180 to 360
WA Remaining Term (months)		356	178 to 360
WA LTV		79.26%	10.00% to 100.00%
Percentage of Pool with CLTV > 100%		0.00%	
WA FICO		612	
WA DTI%		41.20%	
Secured by (% of pool)	1st Liens	100.00%	
	2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		78.27%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose:		Occ:		Grades		Orig PP Term	
CA	58.16%	SFR	78.03%	Stated In	45.10%	RCO	72.74%	OO	93.28%	AA	64.90%	0	21.73%
IL	9.96%	PUD	6.34%	2 Yr Full	29.54%	PUR	16.75%	INV	6.25%	A+	21.34%	12	10.54%
FL	5.45%	2 FAM	6.21%	1 Yr Full	20.75%	RNC	10.51%	2H	0.46%	B	5.89%	24	43.75%
NY	4.98%	CND	4.36%	1 Yr Limit	4.40%					C	5.45%	36	23.97%
NV	2.98%	3 FAM	2.06%	2 Yr Limit	0.21%					C-	1.27%		
										AA100	0.74%		
										AA95	0.41%		

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/28 LIB6M	$221,783,977	1,068	63.69	$207,663	7.200	359.81	600	80.1
2/28 LIB6M - IO	$20,353,110	70	5.84	$290,759	6.324	359.87	644	82.1
3/27 LIB6M	$10,022,431	48	2.88	$208,801	6.733	359.84	626	81.6
3/27 LIB6M - IO	$1,989,400	8	0.57	$248,675	6.243	359.77	661	82.4
15Yr Fixed	$6,034,998	40	1.73	$150,875	6.860	179.77	613	68.5
20Yr Fixed	$2,909,419	20	0.84	$145,471	6.867	239.96	615	67.5
25Yr Fixed	$420,409	2	0.12	$210,205	7.795	298.67	530	82.7
30Yr Fixed	$80,171,784	401	23.02	$199,930	6.849	359.85	631	76.8
30Yr Fixed - IO	$4,534,550	15	1.30	$302,303	6.463	359.94	680	81.1
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$254,148,918	1,194	72.99	$212,855	7.104	359.81	605	80.4
Fixed 180	$6,034,998	40	1.73	$150,875	6.860	179.77	613	68.5
Fixed 240	$2,909,419	20	0.84	$145,471	6.867	239.96	615	67.5
Fixed 300	$420,409	2	0.12	$210,205	7.795	298.67	530	82.7
Fixed 360	$84,706,334	416	24.33	$203,621	6.828	359.85	633	77.0
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$492,148	10	0.14	$49,215	8.233	341.21	558	56.8
$50,000.01 - $75,000.00	$5,137,934	80	1.48	$64,224	7.866	351.65	596	74.1
$75,000.01 - $100,000.00	$11,104,093	125	3.19	$88,833	7.710	345.51	590	73.4
$100,000.01 - $150,000.00	$43,843,661	345	12.59	$127,083	7.299	350.08	598	77.9
$150,000.01 - $200,000.00	$65,061,349	371	18.68	$175,368	7.063	355.05	601	77.1
$200,000.01 - $250,000.00	$62,541,627	278	17.96	$224,970	7.010	356.78	608	78.0
$250,000.01 - $300,000.00	$45,297,741	165	13.01	$274,532	6.933	356.27	610	80.8
$300,000.01 - $350,000.00	$39,663,811	122	11.39	$325,113	6.955	357.35	609	83.1
$350,000.01 - $400,000.00	$32,021,774	85	9.20	$376,727	6.728	357.89	645	83.9
$400,000.01 - $450,000.00	$18,616,142	44	5.35	$423,094	6.930	359.84	630	83.4
$450,000.01 - $500,000.00	$17,507,068	36	5.03	$486,307	6.790	359.83	642	78.4
$500,000.01 - $550,000.00	$1,059,578	2	0.30	$529,789	7.019	359.51	618	81.6
$550,000.01 - $600,000.00	$1,169,356	2	0.34	$584,678	6.378	360.00	684	62.4
$600,000.01 - $650,000.00	$1,876,503	3	0.54	$625,501	7.074	359.35	664	78.3
$650,000.01 - $700,000.00	$2,077,293	3	0.60	$692,431	6.667	359.33	650	64.1
$700,000.01 - $750,000.00	$750,000	1	0.22	$750,000	6.800	360.00	669	75.0

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Range of Current Balance								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$348,220,079	1,672	100.00	$208,266	7.031	355.63	612	79.3

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$672,525	8	0.19	$84,066	8.801	348.98	584	83.2
Alaska	$118,400	1	0.03	$118,400	7.290	360.00	610	80.0
Arizona	$1,426,913	8	0.41	$178,364	7.604	359.62	629	86.8
Arkansas	$810,175	3	0.23	$270,058	7.884	359.72	610	89.4
California	$202,518,229	846	58.16	$239,383	6.858	355.64	612	77.2
Colorado	$1,417,548	8	0.41	$177,193	7.326	359.54	633	84.2
Connecticut	$2,057,744	11	0.59	$187,068	7.502	359.77	611	85.2
Florida	$18,978,947	111	5.45	$170,982	7.288	357.24	603	82.4
Georgia	$6,297,623	45	1.81	$139,947	7.473	344.69	595	82.2
Hawaii	$336,950	2	0.10	$168,475	6.898	311.41	581	65.2
Idaho	$72,000	1	0.02	$72,000	7.990	360.00	606	90.0
Illinois	$34,690,189	181	9.96	$191,659	7.169	356.98	625	83.1
Indiana	$1,550,734	12	0.45	$129,228	7.765	359.76	604	86.5
Iowa	$507,106	4	0.15	$126,776	6.712	359.68	640	80.8
Kansas	$283,000	1	0.08	$283,000	8.000	360.00	581	69.0
Kentucky	$496,809	5	0.14	$99,362	7.278	359.76	603	87.1
Louisana	$502,246	3	0.14	$167,415	7.674	359.62	544	75.5
Maine	$249,547	1	0.07	$249,547	6.500	358.00	571	73.5
Maryland	$6,265,748	29	1.80	$216,060	7.255	353.12	606	78.8
Massachusetts	$4,513,756	16	1.30	$282,110	6.805	359.79	601	77.1
Michigan	$6,384,076	44	1.83	$145,093	7.491	356.18	603	81.9
Minnesota	$2,797,848	14	0.80	$199,846	7.169	359.79	616	83.7
Mississippi	$275,625	3	0.08	$91,875	8.655	360.00	545	79.1
Missouri	$1,430,879	12	0.41	$119,240	7.810	359.72	589	83.8
Montana	$419,500	2	0.12	$209,750	7.440	360.00	553	72.8
Nebraska	$174,650	2	0.05	$87,325	7.122	360.00	618	82.1
Nevada	$10,388,229	59	2.98	$176,072	6.964	359.78	610	82.2
New Hampshire	$355,000	2	0.10	$177,500	6.015	360.00	636	56.8
New Jersey	$4,273,278	21	1.23	$203,489	7.479	359.94	588	79.2
New Mexico	$786,446	4	0.23	$196,612	7.031	359.90	609	74.4
New York	$17,341,413	68	4.98	$255,021	7.068	351.97	631	80.4
North Carolina	$2,155,223	14	0.62	$153,944	7.644	354.84	626	84.3
Ohio	$3,084,189	28	0.89	$110,150	7.414	354.57	602	84.8
Oklahoma	$209,250	1	0.06	$209,250	7.890	360.00	606	75.0
Oregon	$1,694,171	11	0.49	$154,016	6.464	359.82	655	84.4
Pennsylvania	$1,347,931	11	0.39	$122,539	7.733	359.91	562	75.1
Rhode Island	$170,000	1	0.05	$170,000	6.640	360.00	661	83.0

Aggregate: ARM and Fixed $348,220,079

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
South Carolina	$1,138,672	8	0.33	$142,334	7.755	348.16	659	93.0
South Dakota	$80,800	1	0.02	$80,800	7.740	360.00	590	80.0
Tennessee	$704,660	8	0.20	$88,083	7.470	301.92	590	78.1
Texas	$1,182,721	12	0.34	$98,560	7.967	337.44	592	76.8
Utah	$409,000	2	0.12	$204,500	7.834	360.00	534	81.5
Virginia	$3,127,757	19	0.90	$164,619	7.730	359.83	608	88.6
Washington	$2,577,550	13	0.74	$198,273	7.296	345.68	611	82.3
West Virginia	$212,500	1	0.06	$212,500	7.990	360.00	530	85.0
Wisconsin	$1,732,521	15	0.50	$115,501	7.983	359.77	601	87.1
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$10,922,418	73	3.14	$149,622	6.903	339.34	598	42.4
50.01 - 55.00	$4,474,017	27	1.28	$165,704	6.815	345.73	586	52.7
55.01 - 60.00	$10,775,983	58	3.09	$185,793	6.960	345.83	594	58.3
60.01 - 65.00	$23,526,815	124	6.76	$189,732	7.144	354.22	576	63.5
65.01 - 70.00	$27,375,705	139	7.86	$196,948	7.260	354.40	578	69.0
70.01 - 75.00	$42,270,406	206	12.14	$205,196	7.138	355.41	584	73.9
75.01 - 80.00	$71,077,378	319	20.41	$222,813	6.771	355.11	623	79.4
80.01 - 85.00	$49,191,061	226	14.13	$217,660	6.998	356.15	607	84.4
85.01 - 90.00	$66,924,972	304	19.22	$220,148	7.044	358.82	628	89.7
90.01 - 95.00	$39,087,519	184	11.22	$212,432	7.213	357.98	657	94.7
95.01 - 100.00	$2,593,803	12	0.74	$216,150	7.768	359.81	660	99.9
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 4.000	$195,000	1	0.06	$195,000	3.740	360.00	667	60.0
4.501 - 5.000	$3,164,628	12	0.91	$263,719	4.899	359.85	659	74.0
5.001 - 5.500	$4,313,564	20	1.24	$215,678	5.397	349.93	668	72.6
5.501 - 6.000	$21,727,189	96	6.24	$226,325	5.857	351.82	641	75.9
6.001 - 6.500	$75,649,885	332	21.72	$227,861	6.317	356.14	639	77.4
6.501 - 7.000	$94,823,996	413	27.23	$229,598	6.793	355.46	617	79.3
7.001 - 7.500	$60,816,618	291	17.46	$208,992	7.305	353.92	605	82.4
7.501 - 8.000	$56,345,194	303	16.18	$185,958	7.780	357.95	594	82.9
8.001 - 8.500	$14,283,651	82	4.10	$174,191	8.284	357.46	560	79.1
8.501 - 9.000	$8,751,493	57	2.51	$153,535	8.770	358.65	538	72.5

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
9.001 - 9.500	$2,643,712	22	0.76	$120,169	9.268	359.84	542	70.7
9.501 - 10.000	$2,166,825	18	0.62	$120,379	9.809	347.44	531	68.9
10.001 - 10.500	$1,236,403	10	0.36	$123,640	10.297	346.48	517	71.3
10.501 - 11.000	$1,483,085	10	0.43	$148,309	10.812	359.23	513	66.0
11.001 - 11.500	$159,500	2	0.05	$79,750	11.120	360.00	533	68.0
11.501 - 12.000	$244,835	2	0.07	$122,418	11.910	360.00	511	68.7
12.501 - 13.000	$214,500	1	0.06	$214,500	12.640	360.00	503	65.0
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$271,703,700	1,344	78.03	$202,160	7.022	355.72	609	78.9
PUD	$22,072,054	95	6.34	$232,337	7.080	354.46	608	81.7
2 FAM	$21,613,547	87	6.21	$248,432	7.165	355.79	627	81.6
CND	$15,186,712	81	4.36	$187,490	6.886	351.63	621	77.8
3 FAM	$7,179,190	22	2.06	$326,327	6.814	359.88	650	82.0
4 FAM	$4,635,945	15	1.33	$309,063	7.212	359.95	607	76.3
TWN	$4,154,844	18	1.19	$230,825	7.208	355.50	616	79.8
CNDP	$1,674,088	10	0.48	$167,409	7.449	359.88	657	87.4
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$253,299,923	1,211	72.74	$209,166	7.008	355.24	604	77.6
PUR	$58,328,700	272	16.75	$214,444	7.112	359.84	651	86.4
RNC	$36,591,456	189	10.51	$193,606	7.063	351.63	604	79.1
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$324,830,919	1,551	93.28	$209,433	7.004	355.50	610	79.3
INV	$21,776,734	116	6.25	$187,730	7.421	357.27	640	78.6
2H	$1,612,426	5	0.46	$322,485	7.272	359.90	648	74.5
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$6,034,998	40	1.73	$150,875	6.860	179.77	613	68.5
181 - 300	$3,329,829	22	0.96	$151,356	6.984	247.38	604	69.4
301 - 360	$338,855,252	1,610	97.31	$210,469	7.035	359.82	612	79.5
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$157,030,750	677	45.10	$231,951	7.098	356.87	629	79.7
2 Yr Full Doc	$102,872,780	542	29.54	$189,802	7.054	354.34	601	80.1
1 Yr Full Doc	$72,261,302	387	20.75	$186,722	6.908	354.97	592	77.4
1 Yr Limited Doc	$15,335,948	63	4.40	$243,428	6.821	354.44	606	78.1
2 Yr Limited Doc	$719,298	3	0.21	$239,766	6.250	359.72	636	81.4
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$889,550	4	0.26	$222,388	7.212	360.00	807	85.1
781 - 800	$954,815	4	0.27	$238,704	7.273	360.00	790	82.0
761 - 780	$2,130,889	8	0.61	$266,361	6.301	359.95	769	82.7
741 - 760	$5,727,002	20	1.64	$286,350	6.450	356.25	752	78.3
721 - 740	$6,399,271	29	1.84	$220,665	6.648	356.52	728	85.0
701 - 720	$10,815,859	42	3.11	$257,520	6.626	359.78	708	84.3
681 - 700	$14,533,001	57	4.17	$254,965	6.570	358.37	688	82.8
661 - 680	$35,054,287	147	10.07	$238,465	6.693	354.85	671	83.5
641 - 660	$37,286,356	173	10.71	$215,528	6.694	354.95	650	83.8
621 - 640	$45,011,272	210	12.93	$214,339	6.861	353.79	631	82.2
601 - 620	$35,773,719	171	10.27	$209,203	6.848	358.43	610	80.4
581 - 600	$42,290,056	212	12.14	$199,481	6.977	351.68	591	78.2
561 - 580	$30,823,545	152	8.85	$202,786	7.085	353.51	571	75.8
541 - 560	$29,678,203	158	8.52	$187,837	7.354	356.63	551	75.4
521 - 540	$28,887,673	153	8.30	$188,808	7.652	359.79	531	73.2
501 - 520	$19,563,466	119	5.62	$164,399	8.389	356.39	511	70.0
<= 500	$2,401,114	13	0.69	$184,701	8.405	351.81	500	71.1
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$18,988,238	101	5.45	$188,002	7.862	357.18	553	67.6
B	$20,520,650	113	5.89	$181,599	7.537	355.00	568	71.9
AA	$225,988,952	1,052	64.90	$214,818	6.781	355.20	629	81.4
C-	$4,415,710	31	1.27	$142,442	10.348	359.42	528	64.8
A+	$74,302,303	356	21.34	$208,714	7.210	356.26	590	77.6
AA100	$2,593,803	12	0.74	$216,150	7.768	359.81	660	99.9
AA95	$1,410,422	7	0.41	$201,489	7.389	359.84	636	94.5
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$75,667,389	402	21.73	$188,227	7.267	355.95	619	81.5
12	$36,713,430	130	10.54	$282,411	6.914	356.03	628	80.4
24	$152,356,838	715	43.75	$213,086	7.079	359.66	597	79.6
36	$83,482,422	425	23.97	$196,429	6.782	347.81	626	76.1
	$348,220,079	**1,672**	**100.00**	**$208,266**	**7.031**	**355.63**	**612**	**79.3**

Range of Months to Roll (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
19 - 24	24	$242,137,087	1,138	95.27	$212,774	7.126	359.81	604	80.3
32 - 37	36	$12,011,831	56	4.73	$214,497	6.651	359.83	632	81.7
	24	**$254,148,918**	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Range of Margin (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$7,065,523	35	2.78	$201,872	6.930	359.42	599	78.1
5.001 - 6.000	$151,007,016	685	59.42	$220,448	6.821	359.83	623	83.4
6.001 - 7.000	$95,712,379	473	37.66	$202,352	7.562	359.81	577	75.8
7.001 - 8.000	$364,000	1	0.14	$364,000	7.400	360.00	610	80.0
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Range of Maximum Rates (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$195,000	1	0.08	$195,000	3.740	360.00	667	60.0
11.501 - 12.000	$3,164,628	12	1.25	$263,719	4.899	359.85	659	74.0
12.001 - 12.500	$3,382,200	17	1.33	$198,953	5.395	360.00	674	75.0
12.501 - 13.000	$14,147,781	58	5.57	$243,927	5.830	359.90	628	79.7
13.001 - 13.500	$44,764,321	190	17.61	$235,602	6.302	359.81	631	79.5
13.501 - 14.000	$67,512,390	285	26.56	$236,886	6.791	359.82	613	79.9
14.001 - 14.500	$48,124,056	224	18.94	$214,840	7.302	359.78	603	83.5
14.501 - 15.000	$48,349,249	246	19.02	$196,542	7.781	359.82	591	83.3
15.001 - 15.500	$9,366,169	57	3.69	$164,319	8.305	359.88	545	77.9
15.501 - 16.000	$8,065,678	48	3.17	$168,035	8.768	359.88	535	72.5
16.001 - 16.500	$1,947,308	17	0.77	$114,548	9.250	359.89	543	71.3
16.501 - 17.000	$1,878,825	15	0.74	$125,255	9.821	359.60	531	68.9
17.001 - 17.500	$1,149,393	9	0.45	$127,710	10.286	359.09	518	70.9
17.501 - 18.000	$1,483,085	10	0.58	$148,309	10.812	359.23	513	66.0
18.001 - 18.500	$159,500	2	0.06	$79,750	11.120	360.00	533	68.0
18.501 - 19.000	$244,835	2	0.10	$122,418	11.910	360.00	511	68.7
> 19.500	$214,500	1	0.08	$214,500	12.640	360.00	503	65.0
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Initial Periodic Rate Cap (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$30,074,933	156	11.83	$192,788	7.362	359.25	595	79.7
2.000	$126,609,760	596	49.82	$212,432	7.104	359.81	599	80.5
2.100	$164,900	1	0.06	$164,900	6.090	360.00	629	85.0
3.000	$97,299,325	441	38.28	$220,633	7.026	360.00	617	80.5
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Subsequent Periodic Rate Cap (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$70,784,604	350	27.85	$202,242	7.153	359.66	600	80.7
2.000	$104,518,324	488	41.12	$214,177	7.108	359.78	601	80.0
2.100	$164,900	1	0.06	$164,900	6.090	360.00	629	85.0
3.000	$78,681,090	355	30.96	$221,637	7.056	360.00	615	80.5
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Aggregate: ARM and Fixed $348,220,079

Detailed Report

Range of Lifetime Rate Floor (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$195,000	1	0.08	$195,000	3.740	360.00	667	60.0
4.001 - 5.000	$3,164,628	12	1.25	$263,719	4.899	359.85	659	74.0
5.001 - 6.000	$17,529,981	75	6.90	$233,733	5.746	359.92	637	78.8
6.001 - 7.000	$112,276,711	475	44.18	$236,372	6.596	359.82	621	79.7
7.001 - 8.000	$96,473,305	470	37.96	$205,262	7.542	359.80	597	83.4
8.001 - 9.000	$17,431,847	105	6.86	$166,018	8.519	359.88	540	75.4
9.001 - 10.000	$3,826,133	32	1.51	$119,567	9.530	359.74	537	70.1
> 10.000	$3,251,313	24	1.28	$135,471	10.845	359.33	515	68.0
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Next Interest Adjustment Date (Excludes 478 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$4,397,098	24	1.73	$183,212	7.670	358.00	557	77.2
05/06	$36,503,628	170	14.36	$214,727	7.211	359.00	600	80.9
06/06	$200,480,860	941	78.88	$213,051	7.100	360.00	605	80.3
07/06	$755,500	3	0.30	$251,833	6.824	360.00	630	84.6
04/07	$95,145	1	0.04	$95,145	8.990	358.00	595	75.0
05/07	$1,910,151	8	0.75	$238,769	6.715	359.00	590	79.9
06/07	$10,006,535	47	3.94	$212,905	6.617	360.00	640	82.2
	$254,148,918	**1,194**	**100.00**	**$212,855**	**7.104**	**359.81**	**605**	**80.4**

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Summary of Loans in Statistical Calculation Pool

(As of Calculation Date)

		Range
Total Number of Loans	1,478	
Total Outstanding Balance	$269,016,792	
Average Loan Balance	$182,014	$45,500 to $500,000
WA Mortgage Rate	7.102%	3.740% to 12.640%
Net WAC	6.593%	3.231% to 12.131%
ARM Characteristics		
WA Gross Margin	6.226%	4.950% to 6.990%
WA Months to First Roll	24	22 to 36
WA First Periodic Cap	2.305%	1.500% to 3.000%
WA Subsequent Periodic Cap	2.147%	1.500% to 3.000%
WA Lifetime Cap	14.194%	10.740% to 19.640%
WA Lifetime Floor	7.194%	3.740% to 12.640%
WA Original Term (months)	355	180 to 360
WA Remaining Term (months)	355	178 to 360
WA LTV	78.75%	10.00% to 100.00%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	605	
WA DTI%	40.94%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	76.46%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose:		Occ:		Grades		Orig PP Term	
CA	53.18%	SFR	78.05%	Stated In	41.39%	RCO	73.53%	OO	93.26%	AA	64.06%	0	23.54%
IL	11.56%	2 FAM	7.77%	2 Yr Full	31.49%	PUR	15.28%	INV	6.53%	A+	20.75%	12	8.10%
FL	5.86%	PUD	5.25%	1 Yr Full	22.94%	RNC	11.19%	2H	0.21%	B	6.64%	24	43.04%
NY	5.29%	CND	4.62%	1 Yr Limit	4.07%					C	5.73%	36	25.31%
NV	3.42%	3 FAM	2.67%	2 Yr Limit	0.11%					C-	1.64%		
										AA100	0.82%		
										AA95	0.37%		

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/28 LIB6M	$175,105,168	953	65.09	$183,741	7.253	359.81	594	79.7
2/28 LIB6M - IO	$9,311,960	43	3.46	$216,557	6.496	359.92	641	83.9
3/27 LIB6M	$6,785,008	40	2.52	$169,625	6.870	359.83	623	80.9
3/27 LIB6M - IO	$1,584,400	7	0.59	$226,343	6.129	359.71	645	80.4
15Yr Fixed	$5,682,998	39	2.11	$145,718	6.916	179.76	609	68.3
20Yr Fixed	$2,562,219	19	0.95	$134,854	6.905	239.96	610	65.8
25Yr Fixed	$420,409	2	0.16	$210,205	7.795	298.67	530	82.7
30Yr Fixed	$65,136,830	365	24.21	$178,457	6.869	359.85	626	76.5
30Yr Fixed - IO	$2,427,800	10	0.90	$242,780	6.621	359.89	660	81.9
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$192,786,536	1,043	71.66	$184,838	7.194	359.82	598	80.0
Fixed 180	$5,682,998	39	2.11	$145,718	6.916	179.76	609	68.3
Fixed 240	$2,562,219	19	0.95	$134,854	6.905	239.96	610	65.8
Fixed 300	$420,409	2	0.16	$210,205	7.795	298.67	530	82.7
Fixed 360	$67,564,630	375	25.12	$180,172	6.860	359.85	627	76.7
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$25,000.01 - $50,000.00	$492,148	10	0.18	$49,215	8.233	341.21	558	56.8
$50,000.01 - $75,000.00	$5,137,934	80	1.91	$64,224	7.866	351.65	596	74.1
$75,000.01 - $100,000.00	$11,104,093	125	4.13	$88,833	7.710	345.51	590	73.4
$100,000.01 - $150,000.00	$43,843,661	345	16.30	$127,083	7.299	350.08	598	77.9
$150,000.01 - $200,000.00	$64,881,349	370	24.12	$175,355	7.061	355.04	601	77.1
$200,000.01 - $250,000.00	$61,376,603	273	22.82	$224,823	7.002	356.72	608	78.2
$250,000.01 - $300,000.00	$44,737,741	163	16.63	$274,465	6.933	356.22	610	80.8
$300,000.01 - $350,000.00	$29,377,146	92	10.92	$319,317	7.016	357.92	607	83.0
$350,000.01 - $400,000.00	$4,496,367	12	1.67	$374,697	7.084	359.74	658	87.0
$400,000.01 - $450,000.00	$2,069,750	5	0.77	$413,950	7.133	360.00	661	84.7
$450,000.01 - $500,000.00	$1,500,000	3	0.56	$500,000	6.540	360.00	659	82.3
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

State								
DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Alabama	$672,525	8	0.25	$84,066	8.801	348.98	584	83.2
Alaska	$118,400	1	0.04	$118,400	7.290	360.00	610	80.0
Arizona	$961,844	7	0.36	$137,406	7.587	359.92	595	82.8
Arkansas	$459,625	2	0.17	$229,812	7.727	359.51	596	85.1
California	$143,061,426	699	53.18	$204,666	6.916	354.33	602	75.8
Colorado	$1,068,210	7	0.40	$152,601	7.289	359.72	632	80.7
Connecticut	$2,057,744	11	0.76	$187,068	7.502	359.77	611	85.2
Florida	$15,751,513	103	5.86	$152,927	7.331	356.75	602	82.1
Georgia	$5,438,426	43	2.02	$126,475	7.399	342.35	597	82.4
Hawaii	$336,950	2	0.13	$168,475	6.898	311.41	581	65.2
Idaho	$72,000	1	0.03	$72,000	7.990	360.00	606	90.0
Illinois	$31,108,189	172	11.56	$180,862	7.209	356.63	622	83.4
Indiana	$1,550,734	12	0.58	$129,228	7.765	359.76	604	86.5
Iowa	$507,106	4	0.19	$126,776	6.712	359.68	640	80.8
Kansas	$283,000	1	0.11	$283,000	8.000	360.00	581	69.0
Kentucky	$496,809	5	0.18	$99,362	7.278	359.76	603	87.1
Louisiana	$502,246	3	0.19	$167,415	7.674	359.62	544	75.5
Maine	$249,547	1	0.09	$249,547	6.500	358.00	571	73.5
Maryland	$4,846,641	26	1.80	$186,409	7.475	359.85	595	78.9
Massachusetts	$3,179,142	13	1.18	$244,549	6.860	359.85	596	79.5
Michigan	$5,637,076	42	2.10	$134,216	7.597	355.67	593	81.5
Minnesota	$2,386,967	13	0.89	$183,613	7.140	359.92	613	81.7
Mississippi	$275,625	3	0.10	$91,875	8.655	360.00	545	79.1
Missouri	$1,017,252	11	0.38	$92,477	7.412	359.61	608	83.3
Montana	$419,500	2	0.16	$209,750	7.440	360.00	553	72.8
Nebraska	$174,650	2	0.06	$87,325	7.122	360.00	618	82.1
Nevada	$9,189,925	56	3.42	$164,106	7.003	359.79	607	81.1
New Hampshire	$355,000	2	0.13	$177,500	6.015	360.00	636	56.8
New Jersey	$3,498,078	19	1.30	$184,109	7.547	359.92	582	78.2
New Mexico	$361,446	3	0.13	$120,482	7.362	359.79	571	71.0
New York	$14,229,453	61	5.29	$233,270	7.177	350.25	623	80.7
North Carolina	$1,505,223	13	0.56	$115,786	7.473	352.61	613	88.4
Ohio	$3,084,189	28	1.15	$110,150	7.414	354.57	602	84.8
Oklahoma	$209,250	1	0.08	$209,250	7.890	360.00	606	75.0
Oregon	$1,694,171	11	0.63	$154,016	6.464	359.82	655	84.4
Pennsylvania	$1,347,931	11	0.50	$122,539	7.733	359.91	562	75.1
Rhode Island	$170,000	1	0.06	$170,000	6.640	360.00	661	83.0
South Carolina	$711,468	7	0.26	$101,638	7.705	341.66	643	91.7
South Dakota	$80,800	1	0.03	$80,800	7.740	360.00	590	80.0
Tennessee	$704,660	8	0.26	$88,083	7.470	301.92	590	78.1
Texas	$1,182,721	12	0.44	$98,560	7.967	337.44	592	76.8
Utah	$409,000	2	0.15	$204,500	7.834	360.00	534	81.5
Virginia	$3,127,757	19	1.16	$164,619	7.730	359.83	608	88.6
Washington	$2,577,550	13	0.96	$198,273	7.296	345.68	611	82.3
West Virginia	$212,500	1	0.08	$212,500	7.990	360.00	530	85.0

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Wisconsin	$1,732,521	15	0.64	$115,501	7.983	359.77	601	87.1
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Original Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$9,852,418	71	3.66	$138,766	6.970	337.10	591	42.1
50.01 - 55.00	$4,474,017	27	1.66	$165,704	6.815	345.73	586	52.7
55.01 - 60.00	$8,457,773	53	3.14	$159,581	7.007	342.06	583	58.3
60.01 - 65.00	$20,771,615	118	7.72	$176,031	7.195	353.45	574	63.5
65.01 - 70.00	$21,422,308	124	7.96	$172,761	7.293	352.88	576	69.0
70.01 - 75.00	$33,633,996	186	12.50	$180,828	7.276	356.16	572	73.9
75.01 - 80.00	$48,736,769	264	18.12	$184,609	6.844	353.84	611	79.4
80.01 - 85.00	$37,961,912	198	14.11	$191,727	7.063	357.65	605	84.5
85.01 - 90.00	$51,153,892	264	19.02	$193,765	7.115	358.47	624	89.7
90.01 - 95.00	$30,358,289	162	11.28	$187,397	7.217	357.52	655	94.7
95.01 - 100.00	$2,193,803	11	0.82	$199,437	7.762	359.77	659	100.0
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 4.000	$195,000	1	0.07	$195,000	3.740	360.00	667	60.0
4.501 - 5.000	$1,642,628	8	0.61	$205,328	4.897	359.72	643	69.8
5.001 - 5.500	$3,073,104	17	1.14	$180,771	5.385	346.02	657	71.7
5.501 - 6.000	$16,196,357	82	6.02	$197,517	5.868	353.01	639	74.1
6.001 - 6.500	$55,235,232	282	20.53	$195,870	6.322	354.77	630	76.3
6.501 - 7.000	$70,483,805	356	26.20	$197,988	6.799	354.55	612	79.6
7.001 - 7.500	$45,489,221	253	16.91	$179,799	7.313	351.97	600	81.7
7.501 - 8.000	$48,846,956	283	18.16	$172,604	7.781	357.67	592	82.5
8.001 - 8.500	$12,179,601	77	4.53	$158,177	8.303	357.02	556	79.3
8.501 - 9.000	$7,526,028	54	2.80	$139,371	8.771	358.44	539	71.7
9.001 - 9.500	$2,643,712	22	0.98	$120,169	9.268	359.84	542	70.7
9.501 - 10.000	$2,166,825	18	0.81	$120,379	9.809	347.44	531	68.9
10.001 - 10.500	$1,236,403	10	0.46	$123,640	10.297	346.48	517	71.3
10.501 - 11.000	$1,483,085	10	0.55	$148,309	10.812	359.23	513	66.0
11.001 - 11.500	$159,500	2	0.06	$79,750	11.120	360.00	533	68.0
11.501 - 12.000	$244,835	2	0.09	$122,418	11.910	360.00	511	68.7
12.501 - 13.000	$214,500	1	0.08	$214,500	12.640	360.00	503	65.0

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$209,973,838	1,195	78.05	$175,710	7.099	354.71	601	78.1
2 FAM	$20,914,162	86	7.77	$243,188	7.182	355.68	628	82.4
PUD	$14,123,285	76	5.25	$185,833	7.146	351.52	607	81.3
CND	$12,432,521	74	4.62	$168,007	7.064	354.95	614	77.9
3 FAM	$7,179,190	22	2.67	$326,327	6.814	359.88	650	82.0
TWN	$2,719,709	15	1.01	$181,314	7.214	353.51	610	80.5
CNDP	$1,674,088	10	0.62	$167,409	7.449	359.88	657	87.4
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$197,811,290	1,074	73.53	$184,182	7.075	354.48	597	77.2
PUR	$41,102,572	230	15.28	$178,707	7.234	359.85	648	86.3
RNC	$30,102,930	174	11.19	$173,005	7.106	349.86	602	78.9
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$250,890,419	1,371	93.26	$182,998	7.074	354.64	603	78.8
INV	$17,553,947	104	6.53	$168,788	7.477	356.63	636	78.1
2H	$572,426	3	0.21	$190,809	7.993	359.72	587	70.7
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$5,682,998	39	2.11	$145,718	6.916	179.76	609	68.3
181 - 300	$2,982,629	21	1.11	$142,030	7.030	248.24	598	68.2
301 - 360	$260,351,166	1,418	96.78	$183,604	7.107	359.83	605	79.1

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$111,351,499	565	41.39	$197,082	7.162	356.23	625	79.4
2 Yr Full Doc	$84,715,433	499	31.49	$169,770	7.168	353.66	592	79.7
1 Yr Full Doc	$61,701,456	359	22.94	$171,870	6.947	354.14	589	76.6
1 Yr Limited Doc	$10,941,356	53	4.07	$206,441	6.862	352.25	600	77.0
2 Yr Limited Doc	$307,048	2	0.11	$153,524	7.070	359.34	568	80.0
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
801 - 820	$889,550	4	0.33	$222,388	7.212	360.00	807	85.1
781 - 800	$954,815	4	0.35	$238,704	7.273	360.00	790	82.0
761 - 780	$566,889	4	0.21	$141,722	6.137	359.81	765	82.9
741 - 760	$2,697,502	13	1.00	$207,500	6.619	352.03	751	79.7
721 - 740	$4,869,671	25	1.81	$194,787	6.671	355.43	727	84.6
701 - 720	$7,155,802	33	2.66	$216,842	6.664	359.84	709	84.3
681 - 700	$9,076,947	44	3.37	$206,294	6.715	357.45	688	84.4
661 - 680	$21,612,857	116	8.03	$186,318	6.750	354.68	670	83.9
641 - 660	$28,551,118	152	10.61	$187,836	6.692	354.93	651	84.2
621 - 640	$33,997,534	182	12.64	$186,800	6.845	351.87	630	81.7
601 - 620	$29,066,596	156	10.80	$186,324	6.898	358.12	610	80.4
581 - 600	$33,923,106	191	12.61	$177,608	6.997	349.66	591	77.9
561 - 580	$23,206,679	132	8.63	$175,808	7.050	351.45	570	74.5
541 - 560	$26,944,723	151	10.02	$178,442	7.367	356.32	551	75.1
521 - 540	$24,834,747	143	9.23	$173,670	7.677	359.78	530	72.9
501 - 520	$18,497,966	116	6.88	$159,465	8.436	356.19	511	70.0
<= 500	$2,170,289	12	0.81	$180,857	8.513	351.05	500	72.5
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
C	$15,406,750	92	5.73	$167,465	7.968	356.52	549	66.7

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
B	$17,854,003	106	6.64	$168,434	7.615	354.30	565	71.1
AA	$172,324,745	919	64.06	$187,513	6.815	354.37	624	81.1
C-	$4,415,710	31	1.64	$142,442	10.348	359.42	528	64.8
A+	$55,814,359	313	20.75	$178,321	7.297	355.10	579	77.4
AA100	$2,193,803	11	0.82	$199,437	7.762	359.77	659	100.0
AA95	$1,007,422	6	0.37	$167,904	7.524	359.77	630	94.4
	$269,016,792	**1,478**	**100.00**	**$182,014**	**7.102**	**354.79**	**605**	**78.8**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$63,336,064	373	23.54	$169,802	7.337	355.85	614	82.0
12	$21,796,288	96	8.10	$227,045	7.138	353.50	612	79.7
24	$115,783,274	623	43.04	$185,848	7.155	359.61	590	78.8
36	$68,101,165	386	25.31	$176,428	6.783	346.00	621	75.2
	$269,016,792	***1,478***	***100.00***	***$182,014***	***7.102***	***354.79***	***605***	***78.8***

Range of Months to Roll (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
19 - 24	24	$184,417,128	996	95.66	$185,158	7.215	359.82	596	79.9
32 - 37	36	$8,369,408	47	4.34	$178,073	6.730	359.81	627	80.8
	24	**$192,786,536**	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Range of Margin (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$5,312,278	31	2.76	$171,364	7.189	359.42	577	77.4
5.001 - 6.000	$113,727,614	592	58.99	$192,107	6.861	359.84	619	83.3
6.001 - 7.000	$73,746,643	420	38.25	$175,587	7.708	359.81	567	74.9
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Range of Maximum Rates (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
10.501 - 11.000	$195,000	1	0.10	$195,000	3.740	360.00	667	60.0
11.501 - 12.000	$1,642,628	8	0.85	$205,328	4.897	359.72	643	69.8
12.001 - 12.500	$2,629,200	15	1.36	$175,280	5.388	360.00	651	74.3
12.501 - 13.000	$10,080,325	48	5.23	$210,007	5.848	359.95	622	78.6
13.001 - 13.500	$30,867,461	155	16.01	$199,145	6.309	359.79	624	78.6
13.501 - 14.000	$48,701,699	242	25.26	$201,247	6.797	359.84	609	80.3
14.001 - 14.500	$35,167,434	192	18.24	$183,164	7.312	359.78	595	83.0
14.501 - 15.000	$41,193,011	227	21.37	$181,467	7.783	359.83	589	82.8
15.001 - 15.500	$8,392,119	54	4.35	$155,410	8.316	359.86	543	77.9
15.501 - 16.000	$6,840,213	45	3.55	$152,005	8.769	359.85	535	71.5
16.001 - 16.500	$1,947,308	17	1.01	$114,548	9.250	359.89	543	71.3
16.501 - 17.000	$1,878,825	15	0.97	$125,255	9.821	359.60	531	68.9
17.001 - 17.500	$1,149,393	9	0.60	$127,710	10.286	359.09	518	70.9
17.501 - 18.000	$1,483,085	10	0.77	$148,309	10.812	359.23	513	66.0
18.001 - 18.500	$159,500	2	0.08	$79,750	11.120	360.00	533	68.0
18.501 - 19.000	$244,835	2	0.13	$122,418	11.910	360.00	511	68.7
> 19.500	$214,500	1	0.11	$214,500	12.640	360.00	503	65.0
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Initial Periodic Rate Cap (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$25,437,507	145	13.19	$175,431	7.446	359.27	584	79.2
2.000	$95,637,554	519	49.61	$184,273	7.201	359.83	592	79.8
2.100	$164,900	1	0.09	$164,900	6.090	360.00	629	85.0
3.000	$71,546,575	378	37.11	$189,277	7.097	360.00	611	80.4
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Subsequent Periodic Rate Cap (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$57,361,012	315	29.75	$182,098	7.272	359.65	592	80.3
2.000	$78,214,333	425	40.57	$184,034	7.186	359.81	593	79.4
2.100	$164,900	1	0.09	$164,900	6.090	360.00	629	85.0
3.000	$57,046,290	302	29.59	$188,895	7.130	360.00	609	80.3
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Group 1: Conforming

ARM and Fixed $269,016,792

Detailed Report

Range of Lifetime Rate Floor (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
3.001 - 4.000	$195,000	1	0.10	$195,000	3.740	360.00	667	60.0
4.001 - 5.000	$1,642,628	8	0.85	$205,328	4.897	359.72	643	69.8
5.001 - 6.000	$12,709,525	63	6.59	$201,738	5.752	359.96	628	77.7
6.001 - 7.000	$79,569,160	397	41.27	$200,426	6.608	359.82	615	79.7
7.001 - 8.000	$76,360,444	419	39.61	$182,244	7.566	359.80	592	82.9
8.001 - 9.000	$15,232,332	99	7.90	$153,862	8.519	359.86	539	75.0
9.001 - 10.000	$3,826,133	32	1.98	$119,567	9.530	359.74	537	70.1
> 10.000	$3,251,313	24	1.69	$135,471	10.845	359.33	515	68.0
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Next Interest Adjustment Date (Excludes 435 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
04/06	$4,397,098	24	2.28	$183,212	7.670	358.00	557	77.2
05/06	$24,931,914	143	12.93	$174,349	7.329	359.00	588	79.9
06/06	$154,332,615	826	80.05	$186,843	7.186	360.00	599	80.0
07/06	$755,500	3	0.39	$251,833	6.824	360.00	630	84.6
04/07	$95,145	1	0.05	$95,145	8.990	358.00	595	75.0
05/07	$1,412,648	7	0.73	$201,807	6.971	359.00	598	81.7
06/07	$6,861,615	39	3.56	$175,939	6.649	360.00	634	80.7
	$192,786,536	**1,043**	**100.00**	**$184,838**	**7.194**	**359.82**	**598**	**80.0**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

		Range
Total Number of Loans	194	
Total Outstanding Balance	$79,203,287	
Average Loan Balance	$408,264	$180,000 to $750,000
WA Mortgage Rate	6.790%	4.740% to 8.790%
Net WAC	6.281%	4.231% to 8.281%
ARM Characteristics		
WA Gross Margin	6.193%	4.880% to 7.400%
WA Months to First Roll	25	23 to 36
WA First Periodic Cap	2.382%	1.500% to 3.000%
WA Subsequent Periodic Cap	2.243%	1.500% to 3.000%
WA Lifetime Cap	13.821%	11.740% to 15.790%
WA Lifetime Floor	6.821%	4.740% to 8.790%
WA Original Term (months)	359	180 to 360
WA Remaining Term (months)	358	180 to 360
WA LTV	80.96%	43.85% to 99.38%
Percentage of Pool with CLTV > 100%	0.00%	
WA FICO	635	
WA DTI%	42.09%	
Secured by (% of pool) 1st Liens	100.00%	
2nd Liens	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)	84.43%	

Top 5 States:		Top 5 Prop:		Doc Types:		Purpose:		Occ:		Grades		Orig PP Term	
CA	75.07%	SFR	77.94%	Stated In	57.67%	RCO	70.06%	OO	93.36%	AA	67.76%	0	15.57%
IL	4.52%	PUD	10.04%	2 Yr Full	22.92%	PUR	21.75%	INV	5.33%	A+	23.34%	12	18.83%
FL	4.07%	4 FAM	5.85%	1 Yr Full	13.33%	RNC	8.19%	2H	1.31%	C	4.52%	24	46.18%
NY	3.93%	CND	3.48%	1 Yr Limit	5.55%					B	3.37%	36	19.42%
MD	1.79%	TWN	1.81%	2 Yr Limit	0.52%					AA95	0.51%		
										AA100	0.51%		

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Program

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
2/28 LIB6M	$46,678,809	115	58.94	$405,903	7.000	359.79	623	81.8
2/28 LIB6M - IO	$11,041,150	27	13.94	$408,931	6.179	359.82	646	80.7
3/27 LIB6M	$3,237,423	8	4.09	$404,678	6.444	359.85	632	83.2
3/27 LIB6M - IO	$405,000	1	0.51	$405,000	6.690	360.00	722	90.0
15Yr Fixed	$352,000	1	0.44	$352,000	5.950	180.00	675	72.6
20Yr Fixed	$347,200	1	0.44	$347,200	6.590	240.00	656	80.0
30Yr Fixed	$15,034,954	36	18.98	$417,638	6.761	359.82	650	78.1
30Yr Fixed - IO	$2,106,750	5	2.66	$421,350	6.282	360.00	704	80.2
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Term

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
ARM 360	$61,362,383	151	77.47	$406,373	6.821	359.80	628	81.7
Fixed 180	$352,000	1	0.44	$352,000	5.950	180.00	675	72.6
Fixed 240	$347,200	1	0.44	$347,200	6.590	240.00	656	80.0
Fixed 360	$17,141,704	41	21.64	$418,090	6.702	359.84	657	78.4
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Range of Current Balance

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
$150,000.01 - $200,000.00	$180,000	1	0.23	$180,000	7.940	360.00	640	80.0
$200,000.01 - $250,000.00	$1,165,025	5	1.47	$233,005	7.463	359.80	597	69.4
$250,000.01 - $300,000.00	$560,000	2	0.71	$280,000	6.945	360.00	593	77.3
$300,000.01 - $350,000.00	$10,286,665	30	12.99	$342,889	6.781	355.72	612	83.2
$350,000.01 - $400,000.00	$27,525,407	73	34.75	$377,060	6.670	357.59	642	83.4
$400,000.01 - $450,000.00	$16,546,392	39	20.89	$424,266	6.904	359.82	626	83.3
$450,000.01 - $500,000.00	$16,007,068	33	20.21	$485,063	6.814	359.82	640	78.1
$500,000.01 - $550,000.00	$1,059,578	2	1.34	$529,789	7.019	359.51	618	81.6
$550,000.01 - $600,000.00	$1,169,356	2	1.48	$584,678	6.378	360.00	684	62.4
$600,000.01 - $650,000.00	$1,876,503	3	2.37	$625,501	7.074	359.35	664	78.3
$650,000.01 - $700,000.00	$2,077,293	3	2.62	$692,431	6.667	359.33	650	64.1
$700,000.01 - $750,000.00	$750,000	1	0.95	$750,000	6.800	360.00	669	75.0
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

State

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Arizona	$465,069	1	0.59	$465,069	7.640	359.00	701	95.0
Arkansas	$350,550	1	0.44	$350,550	8.090	360.00	627	95.0
California	$59,456,802	147	75.07	$404,468	6.718	358.78	634	80.5
Colorado	$349,337	1	0.44	$349,337	7.440	359.00	636	95.0
Florida	$3,227,434	8	4.07	$403,429	7.082	359.62	609	83.7
Georgia	$859,197	2	1.08	$429,599	7.942	359.48	586	80.8
Illinois	$3,582,000	9	4.52	$398,000	6.826	360.00	647	80.3
Maryland	$1,419,107	3	1.79	$473,036	6.505	330.16	646	78.3
Massachusetts	$1,334,614	3	1.69	$444,871	6.673	359.63	613	71.4
Michigan	$747,000	2	0.94	$373,500	6.691	360.00	676	85.2
Minnesota	$410,881	1	0.52	$410,881	7.340	359.00	630	95.0
Missouri	$413,627	1	0.52	$413,627	8.790	360.00	541	85.0
Nevada	$1,198,304	3	1.51	$399,435	6.661	359.67	633	90.5
New Jersey	$775,200	2	0.98	$387,600	7.172	360.00	617	83.4
New Mexico	$425,000	1	0.54	$425,000	6.750	360.00	641	77.3
New York	$3,111,960	7	3.93	$444,566	6.569	359.84	664	79.3
North Carolina	$650,000	1	0.82	$650,000	8.040	360.00	658	75.0
South Carolina	$427,204	1	0.54	$427,204	7.840	359.00	686	95.0
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Origianal Loan-to-Value Ratios

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
<= 50.00	$1,070,000	2	1.35	$535,000	6.292	360.00	667	45.4
55.01 - 60.00	$2,318,210	5	2.93	$463,642	6.790	359.60	634	58.3
60.01 - 65.00	$2,755,200	6	3.48	$459,200	6.760	360.00	590	63.7
65.01 - 70.00	$5,953,398	15	7.52	$396,893	7.140	359.85	586	68.9
70.01 - 75.00	$8,636,411	20	10.90	$431,821	6.600	352.50	630	74.1
75.01 - 80.00	$22,340,609	55	28.21	$406,193	6.611	357.89	647	79.4
80.01 - 85.00	$11,229,149	28	14.18	$401,041	6.777	359.85	616	84.2
85.01 - 90.00	$15,771,080	40	19.91	$394,277	6.810	359.95	643	89.8
90.01 - 95.00	$8,729,230	22	11.02	$396,783	7.201	359.58	661	94.8
95.01 - 100.00	$400,000	1	0.51	$400,000	7.800	360.00	666	99.4
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.501 - 5.000	$1,522,000	4	1.92	$380,500	4.902	360.00	676	78.6
5.001 - 5.500	$1,240,460	3	1.57	$413,487	5.429	359.61	697	74.8

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Range of Current Gross Coupon

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
5.501 - 6.000	$5,530,832	14	6.98	$395,059	5.826	348.31	647	81.2
6.001 - 6.500	$20,414,653	50	25.78	$408,293	6.302	359.87	663	80.4
6.501 - 7.000	$24,340,191	57	30.73	$427,021	6.776	358.10	632	78.6
7.001 - 7.500	$15,327,397	38	19.35	$403,353	7.282	359.73	619	84.4
7.501 - 8.000	$7,498,239	20	9.47	$374,912	7.770	359.78	604	86.0
8.001 - 8.500	$2,104,050	5	2.66	$420,810	8.175	360.00	585	77.7
8.501 - 9.000	$1,225,465	3	1.55	$408,488	8.764	360.00	534	77.7
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Property Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
SFR	$61,729,862	149	77.94	$414,294	6.760	359.17	640	81.6
PUD	$7,948,769	19	10.04	$418,356	6.963	359.69	611	82.6
4 FAM	$4,635,945	15	5.85	$309,063	7.212	359.95	607	76.3
CND	$2,754,191	7	3.48	$393,456	6.081	336.69	652	77.2
TWN	$1,435,135	3	1.81	$478,378	7.195	359.25	625	78.4
2 FAM	$699,385	1	0.88	$699,385	6.650	359.00	612	56.0
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Purpose

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
RCO	$55,488,633	137	70.06	$405,027	6.771	357.92	630	79.2
PUR	$17,226,128	42	21.75	$410,146	6.822	359.81	657	86.9
RNC	$6,488,526	15	8.19	$432,568	6.866	359.80	614	80.1
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Occupancy

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
OO	$73,940,501	180	93.36	$410,781	6.766	358.38	633	81.0
INV	$4,222,786	12	5.33	$351,899	7.187	359.91	656	80.6
2H	$1,040,000	2	1.31	$520,000	6.875	360.00	682	76.5
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Range of Months Remaining to Scheduled Maturity

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
121 - 180	$352,000	1	0.44	$352,000	5.950	180.00	675	72.6
181 - 300	$347,200	1	0.44	$347,200	6.590	240.00	656	80.0
301 - 360	$78,504,087	192	99.12	$408,875	6.795	359.81	635	81.0
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Document Type

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
Stated Income	$45,679,252	112	57.67	$407,850	6.941	358.42	640	80.4
2 Yr Full Doc	$18,157,347	43	22.92	$422,264	6.518	357.52	640	81.7
1 Yr Full Doc	$10,559,846	28	13.33	$377,137	6.679	359.80	607	82.0
1 Yr Limited Doc	$4,394,592	10	5.55	$439,459	6.719	359.89	620	80.7
2 Yr Limited Doc	$412,250	1	0.52	$412,250	5.640	360.00	686	82.5
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

FICO

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
761 - 780	$1,564,000	4	1.97	$391,000	6.360	360.00	770	82.7
741 - 760	$3,029,500	7	3.82	$432,786	6.300	360.00	752	76.9
721 - 740	$1,529,600	4	1.93	$382,400	6.577	360.00	732	86.2
701 - 720	$3,660,057	9	4.62	$406,673	6.552	359.67	705	84.2
681 - 700	$5,456,054	13	6.89	$419,696	6.327	359.92	687	80.1
661 - 680	$13,441,430	31	16.97	$433,595	6.601	355.13	671	83.0
641 - 660	$8,735,238	21	11.03	$415,964	6.700	355.03	650	82.5
621 - 640	$11,013,739	28	13.91	$393,348	6.910	359.71	631	83.6
601 - 620	$6,707,123	15	8.47	$447,142	6.634	359.75	610	80.5
581 - 600	$8,366,950	21	10.56	$398,426	6.894	359.86	590	79.5
561 - 580	$7,616,866	20	9.62	$380,843	7.191	359.78	572	79.7
541 - 560	$2,733,480	7	3.45	$390,497	7.219	359.73	549	77.9
521 - 540	$4,052,926	10	5.12	$405,293	7.498	359.90	533	74.6
501 - 520	$1,065,500	3	1.35	$355,167	7.572	360.00	507	70.6
<= 500	$230,825	1	0.29	$230,825	7.390	359.00	500	57.8
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Grade

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
A+	$18,487,945	43	23.34	$429,952	6.950	359.74	625	78.4
AA	$53,664,207	133	67.76	$403,490	6.673	357.87	645	82.4
AA100	$400,000	1	0.51	$400,000	7.800	360.00	666	99.4
AA95	$403,000	1	0.51	$403,000	7.050	360.00	651	94.8
B	$2,666,647	7	3.37	$380,950	7.012	359.70	591	76.8
C	$3,581,488	9	4.52	$397,943	7.404	360.00	571	71.4
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Collateral Grouped by Prepayment Penalty Months

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
0	$12,331,325	29	15.57	$425,218	6.910	356.47	645	78.8
12	$14,917,142	34	18.83	$438,739	6.585	359.72	653	81.3
24	$36,573,563	92	46.18	$397,539	6.839	359.79	619	82.1
36	$15,381,257	39	19.42	$394,391	6.775	355.81	648	79.7
	$79,203,287	**194**	**100.00**	**$408,264**	**6.790**	**358.49**	**635**	**81.0**

Range of Months to Roll

(Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	WA MTR	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
19 - 24	24	$57,719,959	142	94.06	$406,479	6.843	359.80	628	81.6
32 - 37	36	$3,642,423	9	5.94	$404,714	6.471	359.86	642	84.0
	25	**$61,362,383**	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Range of Margin

(Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,753,245	4	2.86	$438,311	6.147	359.41	664	80.4
5.001 - 6.000	$37,279,402	93	60.75	$400,854	6.699	359.82	637	83.6
6.001 - 7.000	$21,965,736	53	35.80	$414,448	7.071	359.80	611	78.7
7.001 - 8.000	$364,000	1	0.59	$364,000	7.400	360.00	610	80.0
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Range of Maximum Rates (Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
11.501 - 12.000	$1,522,000	4	2.48	$380,500	4.902	360.00	676	78.6
12.001 - 12.500	$753,000	2	1.23	$376,500	5.422	360.00	751	77.4
12.501 - 13.000	$4,067,456	10	6.63	$406,746	5.786	359.78	644	82.4
13.001 - 13.500	$13,896,860	35	22.65	$397,053	6.286	359.86	647	81.4
13.501 - 14.000	$18,810,691	43	30.66	$437,458	6.776	359.76	625	78.8
14.001 - 14.500	$12,956,622	32	21.11	$404,894	7.277	359.77	623	85.1
14.501 - 15.000	$7,156,239	19	11.66	$376,644	7.769	359.77	603	85.8
15.001 - 15.500	$974,050	3	1.59	$324,683	8.209	360.00	567	78.3
15.501 - 16.000	$1,225,465	3	2.00	$408,488	8.764	360.00	534	77.7
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Initial Periodic Rate Cap (Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$4,637,427	11	7.56	$421,584	6.900	359.16	654	82.1
2.000	$30,972,206	77	50.47	$402,236	6.804	359.74	620	82.7
3.000	$25,752,750	63	41.97	$408,774	6.826	360.00	634	80.6
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Subsequent Periodic Rate Cap (Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
1.500	$13,423,592	35	21.88	$383,531	6.648	359.71	633	82.5
2.000	$26,303,991	63	42.87	$417,524	6.875	359.69	624	82.0
3.000	$21,634,800	53	35.26	$408,204	6.861	360.00	631	81.0
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Range of Lifetime Rate Floor (Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
4.001 - 5.000	$1,522,000	4	2.48	$380,500	4.902	360.00	676	78.6
5.001 - 6.000	$4,820,456	12	7.86	$401,705	5.729	359.81	661	81.6
6.001 - 7.000	$32,707,551	78	53.30	$419,328	6.568	359.80	635	79.9
7.001 - 8.000	$20,112,861	51	32.78	$394,370	7.452	359.77	616	85.4
8.001 - 9.000	$2,199,515	6	3.58	$366,586	8.518	360.00	548	78.0
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**

Group 2: Non-Conforming

ARM and Fixed $79,203,287

Detailed Report

Next Interest Adjustment Date (Excludes 43 Fixed Rate Mortgages)

DESCRIPTION	CURRENT BALANCE	# OF LOANS	% OF TOTAL	AVERAGE BALANCE	GROSS WAC	REMG. TERM	FICO	ORIG LTV
05/06	$11,571,714	27	18.86	$428,582	6.959	359.00	628	83.0
06/06	$46,148,245	115	75.21	$401,289	6.813	360.00	628	81.3
05/07	$497,503	1	0.81	$497,503	5.990	359.00	568	74.9
06/07	$3,144,920	8	5.13	$393,115	6.548	360.00	654	85.4
	$61,362,383	**151**	**100.00**	**$406,373**	**6.821**	**359.80**	**628**	**81.7**